Exhibit 99.1

BTQ Technologies Announces New Quantum Hardware Commercialization Hub in New York City and Key Engineering Hires to Accelerate QCIM

  New York Commercialization Hub: BTQ opened a New York City Commercialization hub in the Flatiron District to accelerate BTQ's Quantum Compute in Memory ("QCIM") program and quantum-secure silicon roadmap.
  Strategic Team Expansion: Expanded the QCIM engineering team with senior hires from Apple, Meta and PsiQuantum, Samsung and SandboxAQ, Texas Instruments, and Tokyo Electron to strengthen silicon validation and commercialization efforts.
  Silicon Validation & Commercialization: Advancing toward silicon validation and deployment by pairing expanded in-house capability with BTQ's 2026 collaboration with ITRI to support rapid prototyping, testing, and system-level integration for government and enterprise markets.

VANCOUVER, BC, Feb. 25, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today announced the opening of a dedicated research and development hub in New York City's Flatiron District and a significant expansion of its QCIM engineering team. The new office strengthens BTQ's U.S. presence and is designed to accelerate the Company's Quantum Compute in Memory ("QCIM") program and its broader quantum-secure silicon roadmap.

New York Commercialization Hub Leadership

Sean Hackett, Head of Silicon Product, and Zach Belateche, Head of Hardware lead BTQ's New York commercialization hub. Hackett and Belateche are both Stanford graduates and are the principal authors of BTQ's patent portfolio underlying the QCIM architecture. The leadership team also includes Anne Reinders, Head of Cryptography at BTQ, who brings nearly a decade of experience from Intel across hardware security and applied cryptography. Together, this core QCIM team is now being joined by a new group of senior engineers spanning silicon, systems, and cryptography.

Strategic Hires to Expedite QCIM Roadmap

The expanded team brings together senior engineering leaders from some of the world's most advanced hardware and systems programs. Among the strategic new hires is Fabien Goncalves, a former engineering lead in Apple's Special Projects Group, best known for Apple's automotive hardware program, where he led the development of safety-critical, low-latency embedded systems and advanced hardware platforms, contributing deep expertise in system architecture, board-level integration, and production-grade embedded software. He is joined by Michael Anfang, a senior FPGA and systems engineer who previously worked on quantum control and communications platforms at PsiQuantum and on advanced AR and VR hardware systems at Facebook Reality Labs. The team also includes Cale Woodward who previously led digital design and verification for mixed-signal ASICs at Texas Instruments, a $200 billion global semiconductor company, owning the process from RTL through silicon tape-out and supporting post-silicon validation.

They are further joined by Dzmitry Branavets, who brings extensive low-level software engineering experience from his work optimizing transfer protocols at a leading satellite communications company within ST Engineering, and by Steve Nease, an ASIC and SoC design leader who previously led advanced-node tapeouts and mixed-signal semiconductor programs at Tokyo Electron.

Together, these hires bring deep, hands-on experience across quantum control systems, advanced silicon design, semiconductor manufacturing workflows, and post-quantum cryptography.

Accelerating Execution From Architecture to Silicon

This concentration of talent is intended to materially shorten BTQ's path from QCIM architecture to validated and commercial-ready silicon. The group's combined experience across quantum control hardware, advanced ASIC and FPGA design, semiconductor manufacturing flows, and post-quantum cryptography supports faster iteration across prototyping, verification, and system integration. With these capabilities now in place, BTQ is positioned to advance QCIM toward tapeout readiness, expand hardware and firmware validation, and accelerate engagement with government and enterprise partners.

Building on BTQ's ITRI Collaboration

The expansion builds on BTQ's collaboration announced in 2026 with the Industrial Technology Research Institute ("ITRI"), one of the world's leading applied research organizations, to validate BTQ's QCIM chip architecture in silicon. The New York hub will work closely with ITRI and commercial partners to drive rapid prototyping, testing, and system-level integration to advance quantum-safe silicon solutions for government and enterprise markets.

Executive Commentary

Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies, said, "We are thrilled to welcome such a dense network of talent from blue-chip technology and semiconductor companies to BTQ. This team dramatically strengthens our ability to execute more quickly on QCIM and to build and commercialize quantum-secure hardware products."

Sean Hackett, Head of Silicon Product at BTQ, said, "QCIM was designed from the ground up to bridge advanced cryptography and modern silicon. With this team now in place, we can move faster across architecture, prototyping, and validation, and focus on turning QCIM into production-ready silicon that meets real government and enterprise security requirements."

Next Phase of Execution

With this new commercialization hub and the addition of a senior engineering team drawn from leading technology and semiconductor organizations, BTQ is positioning QCIM for the next phase of execution, focused on silicon validation, system integration, and commercial deployment.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com Bill Mitoulas; Investor Relations T: +1.416.479.9547 E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 25-FEB-26